BYLAWS OF

MID-HUDSON REGION RURAL BROADBAND COMPANY, INC.

FOR THE YEAR - 2014

WITHOUT OBJECTION AFTER SUBMISSION TO THE BOARD, duly organized as of February 28, 2014:


1. Annual Meeting. The meeting of shareholders shall be held each year for the election of directors and for the transaction of any business that may come before the meeting. The Board of Directors shall designate the time and place of meeting.


2. Special Meeting. Special meetings of the shareholders, for any purpose or purposes, shall be held when directed by the chair of the board, the president, the Board of Directors, or at the request of the holders of not less than 1/10 of all outstanding shares of the corporation entitled to vote at that meeting.


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3. Place of Meeting. The Board of Directors may designate any place, either in or outside the District of Columbia, as the place of meeting for any annual or special meeting of the shareholders. If no designation is made, the place of meeting shall be the Corporation's principal office.


4. Action Without a Meeting. Action required or permitted to be taken at any meetings of the shareholders may be taken without a meeting, without prior notice, and without a vote if the action is taken by the shareholders of outstanding shares of each voting group entitled to vote on it having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote were present and voted.
 To be effective the action must be evidenced by one or more written consents describing the action taken, dated and signed by approving shareholders having direct the number of votes of each voting group entitled to vote, and delivered to the Corporation at its principal office in the District of Columbia, or its principal place of business, or to the corporate secretary or another officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded. No written consent shall be effective to take corporate action unless, within 60 days of the date of the earliest dated consent delivered in the manner required by this section, written consents signed by the number of holders required to take action are delivered to the corporation.

 Any written consent may be revoked before the date of the Corporation receives the required number of consents to authorize the proposed action. No revocation is effective unless in writing and until received by the Corporation at its principal office or its principal place of business, or received by the corporate secretary or other officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded.

Within 10 days after obtaining authorization by written consent, notice must be given to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action and, if the action is one for which dissenters his rights are provided under the articles of incorporation or bylaws, the notice shall contain a clear statement of the right of dissenting shareholders to be paid the fare value of their shares on compliance with applicable law.

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 A consent signed as required by this section has the effect of a meeting voting may be described as such in any document.

 Whenever action is taken as provided in this section, the written consent of the shareholders consenting or the written reports of inspectors appointed to tabulate such consents shall be filed with the minutes of proceedings of shareholders.


5. Notice of Meeting. Except as provided in the Corporation law of the District of Columbia, written or printed notice stating the place, date, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by first-class mail, or by email, or at the direction of, the president or the secretary, or the officer or other persons calling the meeting, to each shareholder of record entitled to vote at the meeting. If the notice is mailed at least 30 days before the date of the meeting, a class of United States mail other than one that may affect its first-class status, for example, priority mail, may be used.

 If mailed, the notice shall be effective when mailed, even if it is mailed postage prepaid incorrectly addressed to the shareholders address shown in the current record of shareholders of the corporation.

When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting, if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. At the adjourned meeting, any business may be transacted that might have been transacted on the original date of the meeting. If, however, after the adjournment, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in this section to each shareholder of record on the new record date entitled to vote at such meeting.


6. Waiver of Notice of Meeting. Whenever any notice is required to be given to any shareholder, a waiver in writing signed by the person or persons entitled to such notice, whether signed before, during, or after the time of the meeting and delivered to the Corporation for inclusion in the minutes or filing with the corporate records, shall be equivalent to the giving of such notice. Attendance of the person at a meeting shall constitute a waiver of
 (a) lack of or defective notice of the meeting, unless the person objects at the beginning of the meeting to the holding of the meeting or the transacting of any business at the meeting, or (b) lack of or defective


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 notice of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the person objects to considering the matter when it is presented.


7. Fixing of Record Date. In order that the Corporation may determine the shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or to express consent the corporate action in writing without a meeting, or to demand a special meeting, the Board of Directors may fix in advance, a record date, not more than 70 days before the date of the meeting or any other action.
 A determination of shareholders of record entitled to notice of, or to vote at, the meeting of shareholders shall apply to any adjournment of the meeting unless the board fixes and new record date, which it must do when the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting If no prior action is required by the board, the record date for determining shareholders entitled to take action without a meeting is to date the first signed written consent is delivered to the Corporation under section 6 of these bylaws.


8. Shareholders' List. After fixing a record date for a meeting of shareholders, the Corporation shall prepare an alphabetical list of the names of all its shareholders entitled to notice of the meeting, arranged by voting group with the address of, and the number, class, and series, if any, of shares held by, each shareholder. The shareholders' list must be available for inspection by any shareholder for 10 days before the meeting or such shorter time as exists between the record date and the meeting and continuing through the meeting at the corporation's principal office at a place identified in the meeting notice in the city where the meeting will be held, or at the office of the corporation's transfer agent or registrar. Any shareholder of the Corporation or the shareholder's agent or attorney is entitled on written demand to inspect the shareholders' list during regular business hours and at the shareholder's expense, during the period in which it is available for inspection.

 The corporation shall make the shareholders' is list available at the meeting of shareholders, and any shareholder or shareholder's agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.


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9. Voting Per Share. Except as otherwise provided in the articles of incorporation or by law, each shareholder is entitled to one vote for each outstanding share held by him, her or it on each matter voted at a shareholders meeting.


10.Voting of Shares. Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent, or proxy designated by the bylaws of the corporate shareholder or, in the absence of any applicable law, by a person or persons designated by the Board of Directors of the corporate shareholder. In the absence of any such designation, or in case of conflicting designation by the corporate shareholder, the chair of the board, the president, any vice president, the secretary and treasurer of the corporate shareholder, in that order, shall be presumed to be fully authorized to vote the shares.

 Administrators, executors, or guardians, may vote as personal representative or Conservator, either in person or by proxy, without a transfer of such shares into his or her name. The trustee, either in person or by proxy, may vote shares standing in the name of a trustee but no trustee shall be entitled to vote shares held by him or her without a transfer of such shares into his or her name or the name of his or her nominee.

 Shares held by, or under the control of, a receiver, a trustee in bankruptcy proceedings, or an assignee for the benefit of creditors may vote without the transfer into his or her name.

 If shares stand of record in the names of two or more persons, whether fiduciaries, members of the partnership, joint tenants, tenants and, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the secretary of the Corporation is given notice to the contrary, and is furnished with a copy of the instrument or order appointing them or creating a relationship wherein it is so provided, then, with respect to voting, the voting shall have the following effect: (a) if only one of the persons votes, in person or by proxy, that act binds all; (b) if more than one votes, in person or by proxy, the act of the majority so voting binds all; (c) if more than one votes, in person or by proxy, but the voters evenly split on a particular matter, each faction is entitled to vote the share or shares in question proportionately; or (d) if the instrument or order so filed shows that any such tenancy is held in equal interest, a majority or a vote evenly split for purposes hereof shall be a majority or vote evenly split in interest. The principles of


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 this paragraph shall apply, as far as possible, to the execution of proxies, waivers, consents, or objections and for the purpose of ascertaining the presence of a quorum.


11.Proxies. Any shareholder of the Corporation, or other person entitled to vote on behalf of a shareholder under these bylaws, or attorney-in-fact for such persons, may vote the shareholder's shares in person or by proxy. Any shareholder may appoint a proxy to vote or otherwise act for him or her by signing an appointment form, either personally or by attorney-in-fact. An electronic transmission shall be deemed a sufficient appointment form.

 An appointment of a proxy is effective when received by the Secretary of the Corporation, or such other officer or agent authorized to tabulate votes, and shall be valid for up to 11 months, unless a longer period is expressly provided in the appointment form.

 The death or incapacity of the shareholder appointing a proxy does not affect the right of the Corporation to accept the proxy's authority unless notice of the death or incapacity is received by the Secretary or other officer or agent authorized to tabulate votes revokes the proxy's authority under the appointment.

 An appointment of a proxy is revocable by the shareholder, unless the appointment form conspicuously states that it is irrevocable, and the appointment is coupled with an interest.


12. Quorum. Shareholders entitled to vote as a separate voting group may take action on the matter at a meeting, only if a quorum of those shares exists with respect to that matter. Except as otherwise provided in the articles of incorporation or bylaws, the majority of the shares entitled to vote on the matter by each voting group, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders.

 Once the shareholder is represented for any purpose at a meeting, he/she/it is deemed present for quorum purposes for the remainder of the meeting, and for any adjournment of that meeting, unless a new record date is, or must be, set for that adjourned meeting.


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13. Corporate mission to include community anchor institutions that serve vulnerable populations. The Corporation, through its Board, Officers and Shareholders, agrees that making provision for the expansion of voice/data/ streaming video infrastructure and capacity as well as for efforts to expand user adoption rates to rural community anchor institutions that serve vulnerable populations, on a per project basis, furthers the goals of the corporation.


14. Corporate Giving. The Corporation, through its Board, Officers and Shareholders, agrees that, as a further part of its mission, charitable giving, either by in-kind products and services, or by financial contributions to the Future Farmers of America, or its Foundation, Organization, and State and Local Chapters, on a per project basis, furthers the goals of the corporation.


15. Officers and Directors to be held harmless. Any officers, directors and shareholders shall be held harmless from any matters concerning the Corporation, including any monies owed to any of the founders, or to any creditors, or to any persons or corporations for any activities prior to said date.


16. Corporate Mission. The corporate mission is limited to fulfilling the operations of any project that is originated, organized, developed and funded by the parent company, Rural Broadband Company, Inc.


17. Dilution of shares. The following formula shall apply with respect to the dilution of, and therefore that addition of shares to existing shareholders:


		Dilution, shall be determined by subtracting the maximum sales
		commissions and expenses set forth in the prospectus from the gross
		proceeds of the offering and adding the net worth prior to the
		offering. Divide this sum by the total number of shares to be
		outstanding at the conclusion of the offering to determine book value.
		Subtract the book value from the proposed offering price and divide
		the result by the proposed offering price to arrive at the percentage
		of dilution. For the purpose of calculating "dilution" or
		"book value", intangible assets such as patents, copyrights,
		franchises, trademarks, operating rights and goodwill are deducted
		from total assets.

		Dilution Formula:

		NP = Gross Proceeds minus Maximum Sales Commissions and Expenses NW = Net Worth prior to the offering


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		TS = Total Number of shares to be outstanding after a successful
		offering
		BV = Book Value

		OP = Offering Price

		Example:

		NP + NW
		________ = BV
		   TS

		OP - BV
		_________ = Dilution
		   OP



UNANIMOUSLY ADOPTED BY THE BOARD ON the 28th day of February, 2013.


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